[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2008	aschick@luselaw.com

April 30, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Mark Webb, Esq.
Mail Stop 4561

Re:	Jacksonville Bancorp, Inc. (Registration No. 333-165466)
Registration Statement on Form S-1

Dear Mr. Webb:

On behalf of Jacksonville Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated April 7, 2010, as well as the Company’s responses to those comments.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section beginning on page 34. The Amended S-1 has been blacklined to reflect changes from the original filing.

Form S-1
Prospectus cover page

1.	Revise the fourth bullet to clarify if the current stockholders can purchase in the subscription offer or the community offering.

The fourth bullet has been revised as requested.

2.
Revise the second paragraph to add the last sentence of the first paragraph on page 8, i.e., “we also reserve…” to the end of the second paragraph.  In addition, revise the first paragraph on page 8 to disclose the upper limit, if any, on purchases for the Plan.

The requested revisions have been made on the cover page and pages 8 and 9 of the Prospectus.

Securities and Exchange Commission
April 30, 2010

Summary
Jacksonville Bancorp-Maryland, page 2

3.
Revise to add discussion as to why Maryland was the state selected to incorporate given the company’s operations are in Illinois.  In this regard, disclose the factors in Maryland law that makes it more attractive than Illinois or Delaware law.

Disclosure has been added under the caption “Jacksonville Bancorp—Maryland” on page 1 and also at page 67 discussing the reasons why the choice to have the holding company incorporated in Maryland was made.

Benefits to Management…page 8

4.	Revise to add disclosure as to how the shares in the plans will be voted on corporate matters.

Disclosure has been added at page 9 of the Prospectus regarding how shares in the employee stock ownership plan and stock-based benefit plan are to be voted on corporate matters put to a stockholder vote.

Stock-Based Benefit Plan, page 8

5.
Revise to disclose management’s current intention is to have stockholders vote on the plans.  In addition, add a risk factor and disclose the features that may be different if the company waits more than 12 months to adopt the plans, the impact on dilution and the impact on compensation expenses.

Disclosure has been added at pages 9 and 122 regarding management’s current intention to adopt a stock-based benefit plan following one year after the completion of the conversion. Please note that the Risk Factors on pages 27-28, “The implementation of a stock-based benefit plan may dilute your ownership interest” and “Implementing a stock-based benefit plan would increase our compensation and benefit expenses and adversely affect our profitability” address the issues set forth in the Staff’s comment. In addition, we have added additional disclosure regarding the estimated compensation expense of stock option awards at page 28.

Risk Factors, page 18

6.
Revise to separate the first risk factor into 2 risks.  First, address the risk of an unseasoned portfolio and provide details as to average age and delinquency by age.  Second, provide a risk factor for non-performing and delinquencies and disclose the 30 day delinquencies at year-end and compare to the previous year-end.

As discussed with the Staff, disclosure has been added to pages 19 and 21 of the Prospectus to provide additional information regarding the Company’s non-residential loan portfolio.  We have added disclosure at page 21 detailing the Company’s non-performing assets and 30 day delinquencies under the risk factor “If our non-performing assets increase, our earnings will suffer.”

Securities and Exchange Commission
April 30, 2010

Selected Consolidated Financial and Other Data of Jacksonville Bancorp and Subsidiary, page 30

7.	Please revise to exclude the balance of loans held for sale from your credit quality measures, both here and elsewhere in your disclosures, if applicable.

The requested changes have been made at pages 20, 33, and 86 of the Prospectus.

Capitalization, page 38

8.	Please revise to remove the presentation of deposits and borrowed funds from the table. Capitalization is not represented by amounts that must be paid back using the company’s assets.

The OTS, the Company’s primary federal regulator, requires the presentation of deposits and borrowed funds in the capitalization table pursuant to its mutual to stock conversion application requirements under Appendix A to the OTS regulations governing mutual to stock conversions, Item 10 of Form PS, Capitalization. We note that this presentation has been used in every conversion transaction where the OTS is the primary banking regulator and has been acceptable in past transactions reviewed by the Staff. The OTS capitalization requirements are set forth as follows:

Item 10. Capitalization

You must set forth the amounts of your capitalization in substantially the tabular form indicated below. You may modify the captions as appropriate.

	(A) Capitalization on most recent balance sheet date	(B) Pro forma adjustments as a result of conversion	(C) Pro forma capitalization, after giving effect to the conversion

Deposits
FHLB advances
Other
Borrowings
Capital stock
Preferred stock
Paid-in capital
Retained earnings
Restricted
Unrestricted
Total

Consequently, we respectfully request that the Staff reconsider its comment.

Securities and Exchange Commission
April 30, 2010

Pro Forma Data, page 40

9.
Please tell us how you determined that your assumed investment in 15-year conventional mortgage backed securities met the factually supportable criteria of Article 11 of Regulation S-X given that these securities may incur credit losses.  Additionally, please tell us how you determined it was appropriate to use a blended rate for your pro forma disclosures but assume investment of the proceeds into 20% risk weighted assets for the purposes of your capitalization disclosures on page 37.  To the extent you can support that this assumption is appropriate, please disclose the assumed yields for each investment separately and disclose the source of the assumption.

The reinvestment rate best approximates the estimated short-term use of proceeds for the Company, including a reinvestment of 50% of the net proceeds into a U.S. Treasury note and the remainder at the estimated 15 year fixed-rate mortgage-backed securities yield.  The reinvestment rate is factually supportable because: (1) the rates can be determined and/or estimated from third party sources; and (2) treasury securities have no risk of credit loss due to a Government guarantee and the 15 year fixed-rate mortgage-backed securities are not subject to credit losses by virtue of their issuance (and guarantee) by a Government-sponsored enterprise, in this case Freddie Mac.

The disclosure at page 48 reflects the calculation of pro forma capital and assets for Jacksonville Savings Bank only, exclusive of funds retained by the Company. The blended reinvestment rate assumes that  50% of the net proceeds are reinvested at the U.S. Treasury yield (0% risk weighting) by the Company and 50% of the net proceeds are reinvested at the 15 year fixed-rate mortgage-backed securities yield (20% risk weight assets) by Jacksonville Savings Bank.   The disclosure reflects this treatment by assuming the net increase in assets by Jacksonville Savings Bank was weighted at the 20% risk weighting of mortgage-backed securities.  The assumed U.S. Treasury yield was 2.69% based on the five year U.S. Treasury Note yield reported by SNL Financial as of December 31, 2009.  The assumed 15 year fixed-rate mortgage-backed securities yield was 3.91% based on the 15 year average rate from Freddie Mac’s Primary Mortgage Market Survey® for the week ending December 31, 2009 for a 15 year fixed-rate mortgage (4.54%) less a servicing fee of 0.25% and a guarantee fee of 0.38%.  The assumed reinvestment rate of 3.30% was calculated as 0.5 x 2.69% plus 0.5 x 3.91%.

The source and assumed yields for each investment are disclosed at page 48 of the Prospectus.

Securities and Exchange Commission
April 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-Interest Expense, page 51

10.	Please revise your disclosure to separately quantify the amount of increased insurance premiums associated with your participation in the Temporary Liquidity Guarantee Program disclosed on page 93.

The requested disclosure was added at page 59 of the Prospectus.

MD&A
Lending Activities, page 61

11.	Revise the first paragraph to disclose the aggregate amount of non-secured loans in the portfolio at 12/31/08 and 12/31/09.

The requested disclosure was added at page 69 of the Prospectus.

One to Four Family Loans, page 63

12.
Please revise to clarify if your variable rate loans are underwritten at the fully indexed rate and whether or not you offer “teaser” rates in the initial period.  Clarify, as appropriate, how you assess risks associated with variable rate loans that are not underwritten at the fully indexed rate or that offer “teaser” rates.

Additional disclosure has been added at page 72 of the Prospectus.

Commercial and Agricultural Real Estate and Multi-Family Real Estate Loans, page 64

13.
Please revise to disclose whether you have granted any types of loan modifications, extensions or other changes to loan terms that you do not consider to be troubled debt restructurings.  Please disclose whether it is your policy to do so, and if so, describe the types of modifications you offer.

Disclosure has been added at page 74 of the Prospectus.

Analysis of the Allowance for Loan Losses, page 77

14.
Please revise to provide an expanded discussion of why the allowance for loan losses as a percentage of non-performing loans decreased in 2009 from 2008.  Discuss why non-performing and delinquent loans have increased and why you do not, as it appears, expect these loans to charge-off at the same rates as in 2008.  Also, expand the discussion of the increase in non-performing assets, particularly non-accrual and delinquent loans, on page 70, the unique borrower circumstances and the economy in general such that you do not, as it appears, expect charge-offs to reach the same levels as in 2009.  For instance, we note that charge-offs in 2009 approximated 188% of non-performing loans at December 31, 2008 and approximately 116% of the allowance for loan losses at that date.

Disclosure has been added at page 86 of the Prospectus.

Securities and Exchange Commission
April 30, 2010

Transactions with Certain Related Persons, page 113

15.	Please amend to include the correct representation, “comparable transactions with persons not related to the bank,” not “other employees,” or include the required information about the loans.

The requested revision has been provided at page 123 of the Prospectus.

Consolidated Financial Statements
Note 17: Disclosures about Fair Value of Assets and Liabilities, page F-38

16.	Please revise your tabular disclosures beginning on page F-40 to include a description of the valuation methodologies and fair value measurements related to your foreclosed assets held for sale.

As discussed with the Staff, the Company made the determination not to include the requested disclosure in the financial statements due to the immaterial nature of the foreclosed assets held for sale which totaled $289,000 at December 31, 2009. Consequently, we respectfully request that the Staff reconsider its comment.

*   *   *   *   *

Securities and Exchange Commission
April 30, 2010

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Alan Schick
Alan Schick

Enclosures
cc:	Michael R. Clampitt, Esq.
Rebekah Moore, CPA
Paul Cline, CPA
Richard Foss, President and
Chief Executive Officer
Eric Luse, Esq.
Kevin Houlihan, Esq.
Benjamin Azoff, Esq.